Exhibit 8.1

LIST OF SUBSIDIARIES OF BIRKS & MAYORS INC.

Name	Jurisdiction of Incorporation
Henry Birks & Sons U.S., Inc.	Delaware
Mayor’s Jewelers, Inc.	Delaware
Mayor’s Jewelers of Florida Inc.	Florida
Mayor’s Jewelers Intellectual Property Holding Co.	Delaware
JBM Retail Company Inc.	Delaware
Jan Bell Marketing/Puerto Rico Inc.	Puerto Rico
JBM Venture Co. Inc.	Delaware
Exclusive Diamonds International Ltd.	Israeli
Regal Diamonds International (T.A. Ltd.)	Israeli